1025 Thomas Jefferson Street, N.W. Suite 400 East Washington, D.C. 20007-5208 (202) 965-8100 Fax: (202) 965-8104	777 Brickell Avenue Suite 500 Miami, FL 33131-2803 (305) 371-2600 Fax: (305) 372-9928 175 Powder Forest Drive Suite 301 Simsbury, CT 06089-9658 (860) 392-5000 Fax: (860) 392-5058

Writer’s Direct Line: (202) 965-8127

Email Address: rtc@jordenusa.com

June 16, 2009

By EDGAR

Michael Kosoff, Esq.

Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	The Paul Revere Variable Annuity Contract
    Accumulation Fund (“Registrant”)
The Paul Revere Variable Annuity Insurance Company (“Company”)
File No. 811-01356; Responses to Comments on Preliminary Proxy Materials

Dear Mr. Kosoff:

On behalf of the above-named Registrant, a managed separate account of the Company, we are writing to respond to the Commission staff’s oral comments of Friday, June 5, 2009, regarding Registrant’s preliminary proxy materials. Definitive copies of such materials are being filed herewith. For convenience, we have repeated the Commission staff’s comments below.

General Comments

Comment 1(a): State that the definitive proxy materials are posted on the Company’s website pursuant to Rule 14a-16 under the Securities Exchange Act of 1934 and add a sentence that the materials are available on the website and provide a link to the website.

Response: Comment complied with – please see the revised first page of the definitive Proxy Statement.

Michael Kosoff, Esq.

June 16, 2009

Comment 1(b): Explain, generally, how a contract owner may vote on the proposals (i.e., phone, internet, mail). Reconcile the disclosure in the Proxy Statement and the statement on the Proxy Card regarding submitting proxies by Internet.

Response: Comment complied with – please see the revised first page of the definitive Proxy Statement.

Comment 1(c): Please explain the relationship among Unum Group, Paul Revere and the Contractowner.

Response: Comment complied with – please refer to the revised disclosure in the definitive Proxy Statement under the heading “Information Concerning the Fund, the Company and the Administrator.”

Comment 1(d): Each recommendation of the Board should be accompanied by an explanation for why the Board is making the recommendation.

Response: Registrant respectfully notes that the reasons for each Board recommendation are discussed in the disclosure preceding each recommendation. For clarification, Registrant has added “For the reasons stated above” before for each recommendation.

Comment 2: Define the term “Company” in the Proxy Statement.

Response: Comment complied with – please refer to the revised disclosure in the definitive Proxy Statement under the heading “Information Concerning the Fund, the Company and the Administrator.”

Comment 3: Confirm that proposals 1 and 2 and proposals 3 and 4 comply with state law voting requirements.

Response: Confirmed with respect to proposals 1 and 2. Voting requirements under the Investment Company Act of 1940 Act, as amended (the “1940 Act”) control proposals 3 and 4.

Comment 4: Under the “Board of Managers” discussion in the Proxy Statement, please ensure compliance with Section 16(a) of the 1940 Act should the two nominees become unavailable.

Response: Duly noted. Please note that all current members of the Board of Managers have been elected by Contractowners.

Michael Kosoff, Esq.

June 16, 2009

Item 3 of the Proxy

Comment 5(a): With respect to deregistration of the Registrant, please provide more detailed discussions of the factors the Board considered in reaching its decision and recommendation. Also, explain to Contractowners any downside of deregistration and removing the Registrant’s status as a registered investment company (e.g., Section 22 concerns such as pricing and redeemability).

Response: For Item 3, the matters the Board considered are described under “Background.” Accordingly, Registrant respectfully submits that no further discussion is necessary. For clarification, Registrant has revised the heading to read “Background and Board Considerations.” The burdens to be alleviated by deregistration of Registrant as an investment company also are explained under “Background.” Registrant respectfully notes that the Contract offered through Registrant contains provisions, including provisions pertaining to pricing and redeemability, that will remain in effect as a contractual matter irrespective of whether Registrant is a registered investment company.

Comment 5(b): How does the Registrant intend to proceed with its registration under the Securities Act of 1933 (“1933 Act”) registration?

Response: The Company has discontinued the offering of the Contracts and the units available thereunder. Accordingly, Registrant no longer intends to update its 1933 Act registration statement.

Item 4 of the Proxy

Comment 6(a): Pursuant to a 1995 comment letter, break out each fundamental policy into a separate item (e.g., Item 4(a), Item 4(b), Item 4(c), etc.) to allow Contractowners to vote in favor or against each investment objective/policy change. Clarify whether the investment policies enumerated specifically in Section 13(a)(1)-(3) of the 1940 Act will be reclassified as non-fundamental.

Response: Item 4 represents a single comprehensive proposal rather than an aggregation of separate individual proposals. Accordingly, Registrant respectfully submits that no separate break out (or vote) should be required. Please note that the investment policies enumerated in Section 13(a)(1)-(3) of the 1940 Act will be reclassified as non-fundamental if approved.

Comment 6(b): Explain the possible benefits and detriments for each fundamental policy change, including a basis for the Board’s recommendation of the proposal.

Michael Kosoff, Esq.

June 16, 2009

Response: See the responses to Comments 5(a) and 6(a) above. For clarification, Registrant has revised the heading “Background” to read “Background and Board Considerations.”

Comment 6(c): Clarify how the ability to invest in other investment companies could benefit the Registrant.

Response: Registrant respectfully notes that the reasons for investment in other investment companies are stated under “Background” for Item 4. Given Registrant’s small size, one of the primary benefits of investing in other investment companies will be diversification.

Other Business

Comment 7: Include under what circumstances adjournment may occur and explain the process executed should adjournment occur (i.e., votes counted, additional expenses of adjournment covered).

Response: Comment complied with – please refer to the revised disclosure in the definitive Proxy Statement under “Adjournments.”

Comment 8: Please provide the Tandy Representations.

Response: Registrant respectfully notes that no Tandy representations are required as there is no acceleration or declaration of effectiveness of this filing.

We trust this letter and accompanying disclosure from the revised Proxy Statement are responsive to Commission staff’s comments. Please direct any questions or comments with respect to this filing to me at (202) 965-8127 or Patrick Lavelle at (202) 295-6523. We appreciate your attention to this matter.

Very truly yours,

/s/ Richard T. Choi

cc: Susan Roth, Esq.

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